UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 4951033 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

At the Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, which was held on August 27, 2013, the following proposals were approved by the required majority of shareholders:

1.	To appoint the following four persons to the Board of Directors, each to serve until the 2016 annual meeting of shareholders: Prof. Moshe Many, Dr. Arie Belldegrun, Mr. Amir Elstein and Prof. Yitzhak Peterburg.

2.	President and CEO Cash Bonus Incentives:

a.	To approve the payment of a cash bonus to the Company’s President and Chief Executive Officer in respect of 2012 in an amount of $1,203,125.

b.	To approve bonus objectives and payout terms for the year 2013 for the Company’s President and Chief Executive Officer.

3.	To approve a Compensation Policy with respect to the terms of office and employment of the Company’s “office holders” (as such term is defined in the Israeli Companies Law, 5759-1999, as amended).

4.	To approve the resolution of the Board of Directors to declare and distribute the cash dividends for the first and second quarters of the year ended December 31, 2012, paid in two installments in an aggregate amount of NIS 2.00 (approximately $0.51, according to the applicable exchange rates) per ordinary share (or ADS).

5.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2014 annual meeting of shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: August 27, 2013	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer